

June 3, 2009

Wm. David Chalk, Esq.
DLA Piper LLP
The Marbury Building
6225 Smith Avenue
Baltimore, MD 21209

> **Re: PHH Corporation**
> **Soliciting Materials on Schedule 14A filed**
> **May 20 and 22, 2009 and June 2 and 3, 2009**
> **File No. 1-07797**

Dear Mr. Chalk:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials filed May 22, 2009

1.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to projected second quarter results, including earnings per share.

Where the basis of support is filings you have previously made or other documents please identify such documents. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2.   The headings and bullet points on page 51 should be characterized as your opinion or belief as opposed to being presented as a fact. Further, a reasonable basis for any such opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, please provide us with support for the statement that "[c]hanges to the PHH Board are not needed". Also, in future filings, please characterize such statements as your opinion and set forth the support for the assertions being made.

Soliciting Materials filed June 2, 2009

3.   Please provide us with copies of the RiskMetrics and Glass Lewis reports.

Soliciting Materials filed June 3, 2009

4.   We note the references in the presentation to the projected annualized production segment profit sensitivity. Also, you make predictions regarding future profits for 2009 on pages 27 and 33. Please see our previous comment and provide the support referenced above.

Closing Comments

As appropriate, please promptly respond to these comments. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions